Exhibit 99.2

SCHMID's update on positive developments in the market leading to a positive outlook for 2026, while 2025 and 2024 remain transition years below expectations

Freudenstadt, Germany, November 17, 2025 -- The financial year 2024 and the first quarter of 2025 continued to be marked by trade policy uncertainties that made investment decisions of our customers hesitant. The market relevant to SCHMID's products and services recorded a significant recovery in the second quarter of 2025. Driven by technologically sophisticated products in the areas of advanced packaging, AI servers, and military & space applications, we expect significantly higher sales growth for 2026 compared to the financial years 2024 and 2025. Our expectations are supported by a healthy order backlog of more than EUR 53 million as of mid-November 2025 in contracted orders only in the machinery segment (not accounting for orders in our services segment).

Update on 2024 Unaudited, Preliminary Financial Results

The financial year 2024 was affected by a significant weakness in demand in China for SCHMID, which was largely caused by increasing trade conflicts. This development caused SCHMID sales to only amount to approximately €61 million in 2024 and adjusted EBITDA of approximately €0 million in 2024. The (unadjusted) EBITDA, a non-IFRS financial measure (fur further detail on "Non-IFRS Financial Measures" see section below), for the financial year 2024 was impacted by several special effects: On the one hand, an IFRS2 accounting charge was determined as previously disclosed by SCHMID due to the de-SPAC process with such IFRS2 charge amounting to approximately €-71.7 million. In addition, additional costs of approximately €6.7 million in relation to the listing on the Nasdaq and the related de-SPAC transaction impacted our EBITDA in 2024. On the other hand, the Company currently expects a gain from the initial consolidation effect from our battery division (our energy storage business) to be re-recognized on the balance sheet in 2024 with an additional deconsolidation effect of the sale of the majority stake of the battery division to a Turkish joint venture partner in the same year; the total effect of this transaction is approximately a positive effect of up to €22.3 million. Taken together, this results in a preliminary, unadjusted EBITDA of approximately €-56 million for the financial year 2024.

The financial figures for 2024 are preliminary and unaudited and are subject to potentially significant change based on the completion of the audit for the financial year 2024.

Adjusted Outlook for 2025 and Update on Financial Status of SCHMID

The delayed recovery of the market, which SCHMID has only seen impacting its order books since the middle of the second quarter of 2025, is reflected in our expected results for 2025. We now expect sales to be notably higher than 2024 within a range of €72 million to €77 million for the full financial year of 2025 but lower than our guidance published in December 2024. Our unadjusted EBITDA for the full financial year 2025 is expected to amount to approximately 15% of our sales in line with our guidance published in December 2024. The now expected sales and EBITDA figures for 2025 were impacted by the wait-and-see attitude of our customers at the beginning of 2025 which meant that our expected sales could no longer be achieved due to order lead times. Our EBITDA for the financial year 2025 is positively influenced by currency effects and a one-time effect of €5 million from a waiver by our majority shareholders in relation to €5 million financial liabilities to our majority shareholders on our balance sheet dating back to 2016 for no consideration or compensation in September 2025. This waiver was part of the restructuring of the SCHMID's financial liabilities as detailed below.

SCHMID has been in discussions with investors about a potential equity or debt investment into SCHMID in 2025. During the summer of 2025, SCHMID and a potential equity investor had detailed discussions about an investment into SCHMID. However, as this planned investment by the equity investor in SCHMID was halted as a result of an unexpected intervention of the equity investor's national regulator in September 2025, SCHMID initiated a broader financing process with several investors in the third quarter of 2025, which will lead to a significant reduction in financial liabilities totaling over €30 million. This reduction relates to (a) the issuance of SCHMID Group N.V. shares to XJ Harbour HK Limited at a share price of USD 2.15 per share for more than USD 26 million (i.e. a debt-to-equity swap), (b) the issuance and then transfer of SCHMID Group N.V. shares to a Korean creditor at USD 2.50 per share (i.e. also a debt-to-equity swap) and (c) the waiver of €5 million of financial liabilities by our majority shareholders for no consideration.

In addition to the successful completion of these transactions lowering our financial indebtedness by over €30 million, a financing package of at least a double-digit million amount for the next 24 months is currently being negotiated with several debt investors and is expected to be finalized within the next 2-4 weeks. With this financial measure, SCHMID aims to achieve the necessary financial strength for further R&D activities, cost coverage of accrued IPO costs, sufficient working capital for its growth course, and strategic M&A activities. Following finalization of any potential financing package, SCHMID intends to complete its 2024 financial statements and publish its annual report for the financial year 2024 on Form 20-F.

"Now that customers have adjusted to the new normal in mid-2025 following the uncertainties surrounding tariffs, we see our growth expectations confirmed. Our expanded product portfolio is specifically geared toward the technological challenges posed by AI applications. At the same time, there is a trend toward volume expansion in high-tech applications. This gives SCHMID opportunities for disproportionate growth. At the same time, cost reduction programs are being actively pursued to ensure long-term success," said Christian Schmid, CEO of SCHMID.

Outlook for 2026

For the financial year 2026, we expect sales revenue of over EUR 100 million based on our current market expectations of double-digit growth compared to 2025 and based on our order intake status. Taking into account this level of sales, we expect an Adjusted EBITDA margin of more than 12 % on sales.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2025 and 2026, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates or tariffs, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC on May 15, 2024, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), we review financial measures that are not calculated and presented in accordance with IFRS (“non-IFRS financial measures”). We believe our non-IFRS financial measures are useful in evaluating our operating performance. We use the following non-IFRS financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, may be helpful to investors, because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their IFRS or US-GAAP results. The non-IFRS financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. A reconciliation of each historical non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS is provided above. Reconciliations of forward- looking non-IFRS financial measures are not provided because we are unable to provide such reconciliations without unreasonable effort due to the uncertainty regarding, and potential variability of, certain items, such as stock-based compensation expense and other costs and expenses that may be incurred in the future. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

Our non-IFRS financial measures include adjusted EBITDA defined as Net income (loss) for the period before net finance result, depreciation, and amortization (including impairments), and special items including the IFRS 2 expenses due to the business combination with Pegasus Digital Mobility Acquisition Corporation. (Unadjusted) EBITDA is also a non-IFRS financial measure, which the Company defines as earnings for the period before interest, taxes, depreciation, and amortization. Our management team ordinarily excludes special items from its review of the results of the ongoing operations. Special items may comprise significant asset impairments and write-offs, special accounting charges and other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities.

The financial figures for 2024 are preliminary and unaudited and are subject to change based on the completion of the audit for the financial year 2024. The audited financial statements for the financial year 2024 will be published in the Company's Form 20-F.

About SCHMID

SCHMID is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs more than 800 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.